[eCOST.com Letterhead]

July 1, 2005

Via Facsimile, EDGAR and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

Station Place, 100 F Street, N.E.

Mail Stop 03-08

Washington, D.C. 20549

Attention:	William Choi
Scott Ruggiero

Re:	eCOST.com, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
File Nos. 000-50887

Dear Mr. Choi:

On behalf of eCOST.com, Inc. (the “Company”), we are responding to a letter dated June 16, 2005 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Overview, page 35

1.	Please tell us how much revenue you earned in 2004, 2003 and 2002 from your fee-based membership program and from international customers.

Response: We first introduced our fee-based membership program in December 2004. The program comprises a fee of $29.95 for a twelve month membership. Because we are obligated to provide membership program benefits that extend over a twelve month period, the membership fee revenue is recognized on a straight-line basis over that commensurate term. Consequently, the revenue in 2004 attributable to the membership program was less than $1,000, and there was no revenue in 2003 or 2002 for this program.

Securities and Exchange Commission

July 1, 2005

Page Two

Our business primarily serves the U.S. market and as such we are unaware of any international customers. Revenues attributable to international customers in each of 2004, 2003 and 2002 were $0.

Year ended December 31, 2004 compared to year ended December 31, 2003, page 41

2.	We note your identification of multiple factors that contributed to the increase in 2004 revenue. In future filings, please quantify the amount of the increase or decrease attributed to each factor. For example, the dollar impact of adding six new merchandise categories and increases in active and new customers should be quantified to the extent practicable.

For further guidance please refer to Item 303(a)(3) of Regulation S-K and our Interpretative Releases on Management’s Discussion and Analysis, Release 33-8350 and Section III.D of Release 33-6835. These releases are available on our website at www.sec.gov.

Response: The Staff’s comment is duly noted. As requested by the Staff, in future filings we will quantify, to the extent practicable, the individual factors that contributed to material changes over the reported periods. In some cases, we believe that the dollar impact of certain factors on revenue are not capable of being quantified in a reliable or accurate manner, and that providing the dollar amount of changes in certain areas could harm our company from a competitive standpoint.

We respectfully submit to the Staff our belief that the use of percentages to quantify the reasons for period to period changes in financial statement line items (such as the percentage changes in active and new customers) is useful and appropriate under the guidance provided in Section III.D of Release No. 33-6835 (the “1989 Release”). In that interpretive release, the Commission indicated that quantification of factors affecting line item changes may include “use of dollar amounts or percentages, as reasonably practicable.” [emphasis supplied] In fact, the example provided at the end of Section III.D of the 1989 Release describes the components of the period to period changes in the registrant’s revenue by providing the percentage changes of certain of the drivers of those changes. Nonetheless, to the extent practicable, we will attempt to quantify the amount of the increase or decrease attributable to the stated factors that affected period to period changes in our revenue and other line items for future periods as may be necessary to provide an understanding of material line item changes.

Securities and Exchange Commission

July 1, 2005

Page Three

3.	Please tell us the nature of the $2.2 million of non-recurring charges included in 2004 Selling, General and Administrative Expenses.

Response: As disclosed on page 38 of our 2004 Form 10-K under the “Financial Operations Overview” section, we recognized non-cash stock-based compensation expense of $1.5 million in connection with all of our outstanding options in the year ended December 31, 2004. The remaining $0.7 million of charges included in 2004 SG&A was attributable to costs incurred in connection with our 2004 initial public offering, which consisted primarily of fees paid to PricewaterhouseCoopers LLP for services performed in 2004 associated with the historical audit of our prior years’ financial statements in connection the offering.

Contractual Obligations, page 47

4.	In future filings, please include in your contractual obligations table all material employment agreements and other purchase obligations. For example, your agreement to obtain the services and usage of the hardware and software systems from PC Mall should be included in the contractual obligations table. Please refer to Item 303(a)(5)(ii)(D) of Regulation S-K for further guidance.

Response: The Staff’s comment is duly noted. In future filings, we will include in the table of contractual obligations all items that fall within the categories specified in Item 303(a)(5) of Regulation S-K, such as the administrative services and systems usage agreements with PC Mall, which were described and quantified in the paragraphs below the contractual obligations table on page 47 of our 2004 Form 10-K.

With respect to the inclusion of employment agreements in the table, we respectfully submit that obligations under employment contracts do not fall within the categories described in Item 303(a)(5) of Regulation S-K. We interpret “purchase obligations” under Item 303(a)(5)(ii)(D) of Regulation S-K to cover purchases of goods or services from sources outside the company.

As the Staff is aware, a description of the material terms of our employment agreements with our executive officers is set forth in our proxy statement filed in connection with our 2005 annual meeting of stockholders, which we believe is the appropriate location for disclosure of our obligations under employment contracts with such individuals.

Financial Statements, page F-1

Notes to Financial Statements, Page F-7

Note 6. Employee Benefits, page F-15

Securities and Exchange Commission

July 1, 2005

Page Four

5.	In future filings, revise your disclosure to provide:

•	Information pertaining to the number and weighted-average exercise prices of exercisable options under your 1999 and 2004 Stock Incentive Plans.

•	The weighted average grant-date fair value of options granted during the year.

•	A description of the method and significant assumptions used during the year to estimate the fair values of options including the risk free interest rate, expected life, expected volatility, and expected dividends.

•	The total amount of compensation expense recognized in income for stock-based employee compensation awards.

•	The vesting requirements of the 2004 Stock Incentive Plan.

Refer to paragraphs 45-48 of SFAS 123.

Response: We respectfully direct the Staff to Note 1 on page F-11 of our 2004 Form 10-K (at the end of the section entitled “Accounting for Stock-Based Compensation”) for disclosures relating to the weighted average grant date fair values of options granted during the past three fiscal years, the method and significant assumptions used to estimate the fair values of options (including risk free interest rates, expected dividend yield, expected life, and expected volatility). We also direct the Staff to Note 6 under the heading “Stock Option Plans” on page F-16 (in the last sentence of the second full paragraph) for disclosure of the total amount of compensation expense recognized in 2004 for stock-based compensation awards. With respect to the weighted average exercise prices of exercisable options and the vesting requirements of our 2004 Stock Incentive Plan, the Staff’s comment is duly noted and we will include such information in future filings.

Form 10-Q for the quarterly period ended March 31, 2005

Balance Sheet, page 1

6.	Please tell us if, subsequent to this filing, you have settled the $3.5 million receivable balance due from your affiliate at March 31, 2005. If not, please advise.

Response: The $3.5 million receivable balance due from affiliate at March 31, 2005 was paid to the Company on May 10, 2005.

*    *    *

Securities and Exchange Commission

July 1, 2005

Page Five

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (310) 225-5025 or Craig S. Mordock of Morrison & Foerster LLP at (949) 251-7156.

Very truly yours,

eCOST.Com, Inc.

By:	/s/ Elizabeth S.C.S. Murray
Elizabeth S.C.S. Murray
Chief Financial Officer

cc:	Craig S. Mordock
Morrison & Foerster LLP